Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                         Three Months ended   Nine Months Ended
                                           September 30,         September 30,
                                          2006      2005        2006       2005

Earnings (loss):
 Earnings (loss) before income taxes       $  1      $(161)     $  175    $(291)

  Add:  Total fixed charges (per below)     432        399       1,276    1,150

  Less:  Interest capitalized                 7         12          21       58

   Total earnings (loss) before income
    taxes                                  $426     $  226      $1,430   $  801

Fixed charges:
 Interest, including interest
  capitalized                              $217     $  180      $  635   $  521

 Portion of rental expense
  representative of the interest
  factor                                    212        216         630      621

  Amortization of debt expense                3          3          11        8
   Total fixed charges                     $432      $ 399      $1,276   $1,150

Ratio of earnings to fixed charges            -          -        1.12        -

Coverage deficiency                        $  6      $ 173      $    -   $  349


Note:     As   of   September  30,  2006,  American   has   guaranteed
   approximately $1.1 billion of AMR's unsecured debt and approximately $388 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.